January 22, 2016

John Reynolds, Assistant Director

John Coleman, Mining Engineer

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Fax: 202-772-9368

RE:	Staff letter dated January 7, 2016
File No. 002-69494
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed April 15, 2015
Response dated January 4, 2016

This letter is to request an additional ten business days to file our response and any needed amendments in response to the Staff letter dated January 7, 2016 (the “Letter”). The status of each response is set forth below is identified by the specific comment numbers contained in the letters.

Comment No. 1: We are in the process of finalizing our response to Comment 1. As previously disclosed, we have contacted the outside mine contractor, which procured the equipment and other items at issue, to provide the breakdown and substantiation but do not have a reliable or complete response. We have also contacted the mine contractor’s outside counsel.

Comment No. 2: We are in the process of finalizing our response to Comment 2 with our management team, independent audit firm and legal counsel.

Global Gold Corporation      •     555 Theodore Fremd Avenue     •     Rye, NY 10580
Phone: 914.925.0020     •     Fax: 914.925.8860

www.globalgoldcorp.com

The Company will incorporate all revised disclosures in future reporting as the Company believes that these revised disclosures are not material, do not change the Company’s financial position or outlook, and therefore would not warrant amendment for reliance by the public.

Sincerely,

/s/ Jan E. Dulman

Jan Dulman

Chief Financial Officer

cc:	Van Krikorian
John E. Schmeltzer, III, Esq.